UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

ST. JUDE MEDICAL, INC.

(Exact name of registrant as specified in its charter)

Minnesota	1-12441	41-1276891
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

One St. Jude Medical Drive St. Paul, Minnesota	55117
(Address of principal executive offices)	(Zip Code)

Jason Zellers

Vice President, General Counsel and Corporate Secretary

(651) 756-2000

(Name and telephone number, including area code, of the

person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒          Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 — Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report; Exhibit

Conflict Minerals Disclosure

A copy of St. Jude Medical Inc.’s Conflict Minerals Report for the calendar year ended December 31, 2013 is filed as Exhibit 1.02 hereto and is publicly available at www.sjm.com.

Section 2 — Exhibits

Item 2.01 Exhibits

Exhibit 1.02          Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ST. JUDE MEDICAL, INC.

BY:	/s/ Jason Zellers
Jason Zellers
Vice President, General Counsel
and Corporate Secretary

Date:  June 2, 2014

3